

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Mr. Kin Kwong (Peter) Mak
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

**Re: A-Power Energy Generation Systems, LTD.
            Form 20-F for the year ended December 31, 2009
            File No. 1-33820**

Dear Mr. Mak:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

                                                Sincerely,

                                                John Cash
                                                Branch Chief